ENERGY FUELS INC.
CODE OF BUSINESS CONDUCT AND ETHICS

(As Approved by the Board on January 27, 2026)

Energy Fuels Inc., together with its subsidiaries and affiliates (collectively, “Energy Fuels” or the “Company”), is committed to conducting its business in accordance with all applicable laws and regulations and the highest ethical standards. This Code of Business Conduct and Ethics (the “Code”) is intended to document the principles and high standards of business and personal conduct to be followed by all of Energy Fuels’ directors (“Directors”), officers and employees (“Company Personnel”). This Code is to be read together with Energy Fuels’ Anti-Bribery and Anti-Corruption Policy, Corporate Disclosure Policy, Insider Trading Policy, Whistleblower Standards, Environment, Health, Safety and Sustainability Policy, Employee Handbook, and other Company policies.

All Company Personnel must read and fully comply with this Code. In addition, all Company Personnel must take all reasonable steps to prevent violations of this Code, to identify and raise issues promptly, and to seek additional guidance when necessary. Company Personnel with questions regarding this Code may contact the Chief Legal Officer (“CLO”), the Senior Vice President and General Counsel or another senior member of the Company’s legal department at any time.

Company Personnel must report potential or actual breaches of this Code promptly. Complaints or concerns are to be reported to the CLO or the head of Human Resources or, in the case of complaints or concerns raised by Directors, to the Chair of the Audit Committee or, if raised by or pertaining to the Chair of the Audit Committee, to the Chair of the Board of Directors of the Company (the “Board”). In addition, any complaints or concerns arising under this Code may be reported under, as applicable, the Company’s Whistleblower Standard or the Company’s Divisional Whistleblower Standard for conduct relating to the Company’s operations in Australia, Kenya or Madagascar. Both Standards provide channels for anonymous reporting.

Violations of this Code by Company Personnel are grounds for disciplinary action, up to and including immediate termination and possible legal prosecution.

Energy Fuels also expects all agents, consultants, and contractors to comply with this Code. Vendors, merchants and suppliers and their respective employees, agents, subcontractors, and affiliates are also required to comply with the Company’s Vendor Code of Conduct and all applicable divisional standards.

1.Core Principles

This Code sets out written standards that are designed to deter wrongdoing and to promote:

•Honest and ethical conduct, including the ethical handling of actual, potential or perceived conflicts of interest between personal and professional relationships;

•Full, fair, accurate, timely and understandable disclosure in reports and documents that Energy Fuels files with, or submits to, applicable regulators and in other public communications by Energy Fuels;

•Compliance with applicable laws, rules and regulations;

•Prompt internal reporting through an appropriate channel of potential violations of this Code; and

•Accountability for adherence to this Code.

Although this Code covers a wide range of business practices and procedures, it cannot, and does not, cover every issue that may arise, or every situation in which ethical decisions must be made, but rather sets forth key guiding principles of business conduct that Energy Fuels expects of all of its Company Personnel.

When faced with a difficult decision, the following must be considered before acting: (i) whether the action is legal; (ii) whether it is consistent with the Code and Company policies; (iii) whether it is the right thing to do for the Company and its employees, community, shareholders and business partners; and (iv) whether it would be acceptable if this action were made public. If Company Personnel are not sure whether these considerations are met, they should ask for help from a senior member of the Company’s corporate legal department (the “Legal Team”).

2. Conduct under the Law

Compliance with Laws, Rules, and Regulations

Energy Fuels, and each of Energy Fuels’ Company Personnel, must conduct business with honesty and integrity and in full compliance with all applicable laws, rules, regulations, and this Code.

•No Company Personnel shall commit an illegal or unethical act, or instruct or authorize others to do so, in connection with any act, decision or activity that is or may appear to be related to that person’s role within Energy Fuels.

•All situations shall be avoided that could reasonably be perceived as improper, unethical or indicative of a casual attitude towards compliance with the law, regulations or Company policies.

•All Directors, officers and employees are expected to be sufficiently familiar with the laws and regulations that apply to their jobs and must understand and recognize potential liabilities, seeking advice from the Legal Team where appropriate.

•All Company Personnel have an individual responsibility to make accurate and truthful statements in all matters pertaining to the Company.

•Where laws of a particular jurisdiction where the Company operates conflict with and are stricter than the provisions of this Code, those laws shall apply. Where laws of a particular jurisdiction where the Company operates conflict with but are less strict than the provisions of this Code, all applicable laws should be followed, and the Legal Team should be consulted to help implement this Code to the fullest extent possible.

Insider Trading

All material non-public information about Energy Fuels or its partners should be considered confidential information. Company Personnel must always maintain the confidentiality of such non-public information and never trade in Energy Fuels securities when aware of such information, nor use such information to “tip” others who might be reasonably expected to make an investment decision based on this information. Such actions are not only unethical, but also illegal. The Company has adopted a Corporate Disclosure Policy and an Insider Trading Policy that set forth these principles and provide further information. All levels of management and all employees are responsible for compliance with those policies. If you have any questions, please consult Energy Fuels’ CLO.

Anti-Bribery and Anti-Corruption, Conflicts of Interest

This Code should be read in conjunction with the Company’s Anti-Bribery and Anti-Corruption Policy, which explicitly prohibits acts of fraud, bribery and corruption by Company Personnel and all third-party intermediaries, business partners, contractors, consultants, agents and representatives who are authorized to do work for, with or on behalf of the Company in any capacity, including those involved in international business outside of the United States, whether with public officials or with private parties. The Anti-Bribery and Anti-Corruption Policy also addresses conflicts of interest, political contributions and donations, gifts (both public and private), facilitation payments, accurate books and records and effective internal controls, and procedures for reporting any violations of the Anti-Bribery and Anti-Corruption Policy.

Process for Evaluating Proposed Other Directorships for Existing Company Directors

Where a Director has been approached by another company to serve on its board of directors and is considering whether to serve, or desires to do so, or where a Director desires to apply for a directorship of another company, in either case while remaining on the Company’s Board, that Director shall disclose such interest/opportunity to the Chair of the Board and the Chair of the Governance and Nominating (“GN”) Committee (as used in this section, the “Chairs”) prior to accepting the position, such disclosure to include the following details:

•company name (including any known/prominent subsidiaries);
•scope of the opportunity;
•summary of the company’s business and mission;
•all jurisdictions of company operations and headquarters;

•how the role came to the Director’s attention;
•the length (e.g., two weeks) of any discussions held between the Company and Director to date;
•the Director’s relationship to the company, if any (e.g., prior consulting work for);
•any known actual or potential conflicts between the Company and the company;
•confirmation that the Director feels they have adequate capacity to fulfill all duties owed to the Company while also serving on the boards of other companies, including the proposed board; and
•anything else relevant, in the Director’s reasonable opinion.

Upon receipt of such disclosure from a Director, the Chair of the Board will promptly provide it to the Company’s CEO and CLO, who shall review the details and conduct any initial investigation into the company via its website and/or other appropriate resources to determine whether there are any obvious actual, potential or perceived conflicts between the respective businesses of Energy Fuels and the company. They shall report back to the Chairs with their findings/conclusions within five (5) business days after receiving the Director’s disclosure from the Chair of the Board.

If a simple majority of the CEO, CLO and Chairs (the “Review Group”) conclude that there is no actual, potential or perceived conflict of interest that would make it inappropriate for the Director to serve on the Board and the other company’s board of directors concurrently, then the matter may be considered resolved and the Director will be permitted to proceed with both directorships. Alternatively, if a simple majority of the Review Group determines that further investigation is warranted, then within ten (10) business days after making such determination, a GN Committee meeting shall be held to evaluate the proposed directorship, with the requesting Director entitled to be present to answer questions and present their case as to why the concurrent directorships are believed to be proper.

The GN Committee’s determination shall be final and binding on the Director to the extent it is unanimous. Where one or more GN Committee members disagree as to the correct resolution, the matter shall be put before the full Board to consider within ten (10) business days after the GN Committee’s evaluation. In such instance, the matter shall be definitively resolved by a simple majority of Directors, with the Director in question abstaining from the vote.

When considering whether there is an actual, potential or perceived conflict of interest, the GN Committee and, where required, the Board shall consider the following nonexclusive factors:

–nexus of the proposed company’s operations, headquarters and regional offices, and supply chain/customer base(s), to those of Energy Fuels;
–similarities and differences in the companies’ respective commodities, industries, technologies/processes, mission, vision, and supply chain position;
–likelihood of competition for similar projects, feedstocks, acquisition/merger/joint venture partner targets, and funding sources;
–likelihood that the companies are competing for executive talent and processing expertise; and
–any other relevant considerations.

It is acknowledged that such an analysis is highly fact-specific and that materiality will need to be weighed when considering whether a perceived conflict of interest rises to such a level that it cannot be permitted.

This section applies regardless of whether the other company/organization is publicly or privately held or a non-profit or other corporate structure, and regardless of whether the Director’s application/consideration for the additional directorship is on a solicited or unsolicited basis. All individuals participating in the above analysis process shall at all times act in good faith. A management Director who is non-independent is not prevented from voting due to such status.

Directors agree that they shall comply with the final GN Committee and/or Board determination, which is to be made in the best interests of the Company and its shareholders, considering each Director’s fiduciary duties owed.

Political Contributions

Contributions to political parties and to candidates for public office are prohibited or tightly restricted in many countries. Accordingly, you are prohibited from making a political or campaign contribution in the name of, or on behalf of, the Company without the prior written approval of the Company’s Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”), which shall only be provided in consultation with the “Compliance Officer,” as defined in the Company’s Anti-Bribery and Anti-Corruption Policy. Company Personnel are prohibited from using Company expense accounts to pay for any personal political contributions or charitable donations or seek any other form of Company reimbursement for such contributions or donations. In addition, Company Personnel are prohibited from using Company facilities or Company assets, including Company time, for the benefit of any party or candidate, including an employee, officer or member of the Board individually running for office.

This Code does not restrict your participation in the political process in your individual capacity consistent with applicable laws and regulations. However, you are prohibited from using your position with the Company or the Company’s name(s) and any iterations thereof or assets to attempt to influence others to support particular political parties or candidates.

Charitable Donations

Any donations made by or on behalf of the Company must be based on legitimate philanthropic objectives and in accordance with applicable law. While donations generally to a community organization or a particular cause can be appropriate, donating to a public official’s favored charity in exchange for favorable action by that official can constitute a bribe. For any donations made by or on behalf of the Company, you must obtain prior written approval from the CEO or the CFO, which shall only be provided in consultation with the Compliance Officer.

Fair Competition

Energy Fuels believes in fair competition and is committed to complying with applicable laws that prohibit restraints of trade, unfair practices or abuses of power. Company Personnel shall not discuss or enter into arrangements with business partners or competitors that unlawfully restrict Energy Fuels’ ability to compete with other businesses, or the ability of any other business to compete freely with Energy Fuels.

3. Conduct within Energy Fuels

Protection and Proper Use of Corporate Assets and Opportunities

Theft, carelessness and waste have a direct, negative impact on Energy Fuels’ image and profitability, and will not be tolerated. All Company Personnel shall endeavor to protect Energy Fuels’ assets and ensure their efficient use.

Company Personnel are prohibited from: (a) taking for themselves property, security or any business interest, or other opportunities that are discovered through the use of Energy Fuels’ property, information or position; and (b) using Energy Fuels’ property, information, or position for personal gain. For example, the following types of activities are prohibited:

•Using Energy Fuels’ assets for other business or personal endeavors; or

•Obtaining, or seeking to obtain, any personal benefit from the use or disclosure of the Company’s confidential or proprietary information, or from the use or disclosure of another entity’s confidential or proprietary information that was acquired as a result of or in the course of employment with Energy Fuels.

Energy Fuels’ assets should only be used for legitimate business purposes, and the use of Energy Fuels’ property for any unlawful, unauthorized or unethical purpose is strictly prohibited. No Company Personnel shall intentionally damage or destroy the property of Energy Fuels or commit or condone theft.

Intellectual Property

All information, technology and intellectual property, including, but not limited to all creative materials, programs, designs, inventions, developments, processes, and strategies (collectively, including all related or incorporating materials, “Intellectual Property”) developed by Company Personnel during the course of their relationship with the Company belong to the Company and each Company Personnel assigns to the Company all rights they may have in the Intellectual Property. All such Intellectual Property shall remain with the Company following termination of the relationship with Company Personnel. Company Personnel shall take such reasonable steps as requested by the Company to confirm ownership of the Intellectual Property by the Company and to enable the Company to perfect and maintain its title to such Intellectual Property. All Company Personnel waive all authorship and moral rights which they may have in such Intellectual Property.

Company Personnel may not reproduce, distribute or alter copyrighted materials without permission of the copyright owner or its authorized agents. Software used in connection with Company business or installed on Company assets must be properly licensed and used only in accordance with that license.

Confidentiality of Corporate Information

Company Personnel must maintain the confidentiality of information entrusted to them by the Company or third parties doing or proposing doing business with the Company, except when disclosure is authorized by the CEO or CLO or legally mandated. Confidential information includes (without limitation) all non-public information that might be of use to competitors or might be harmful to Energy Fuels or its partners and associates, if disclosed. For further information, see the Company’s Corporate Disclosure Policy.

Proper Use of Computers and the Internet

Energy Fuels’ information technology (“IT”) systems, including (without limitation) computers, email, internet, telephones, and voicemail, are the property of Energy Fuels and are to be used primarily for business purposes. Corporate information technology systems may be used for minor or incidental use, provided that such use is kept to a minimum and is in compliance with corporate policy. Energy Fuels’ information technology systems shall not be used to send harassing, threatening or obscene messages or chain letters, to access the internet for inappropriate use, or to send or distribute copyrighted documents (without proper permissions). Energy Fuels may monitor the use of its information technology systems for business purposes or to conduct internal investigations if approved by the CEO and CLO.

4. Conduct with the Company’s Shareholders and the Public

Quality of Public Disclosures

Energy Fuels is committed to providing information about the Company to the public in a manner that is consistent with all applicable legal and regulatory requirements and that promotes investor confidence by facilitating fair, orderly, and efficient behavior. Energy Fuels’ reports and documents filed with or submitted to securities and other regulators in Canada, the United States, Australia, Brazil, Madagascar, Kenya and elsewhere as may be required, and Energy Fuels’ other public communications, must include accurate, fair, timely, and understandable disclosures. All Company Personnel who are involved in Energy Fuels’ disclosure process are responsible for using their best efforts to ensure that Energy Fuels meets these requirements. Company Personnel are prohibited from knowingly misrepresenting, omitting or causing others to misrepresent or omit material information about Energy Fuels to others, including to Energy Fuels’ independent auditors. For further information, see the Company’s Corporate Disclosure Policy.

Retention of Records

Energy Fuels retains all business records in accordance with laws and regulations. The term “business records” covers a broad range of hard copy and electronic files, reports, business plans, receipts, policies and communications, whether maintained at work or at home. Energy Fuels prohibits the unauthorized destruction of or tampering with any records, whether written or in electronic form, where Energy Fuels is required by law or government regulation to maintain such records or where it has reason to know of a threatened or pending internal or government investigation or litigation relating to such records.

5. Conduct with Customers, Security Holders, Vendors, Suppliers, Competitors and Employees

Dealing with Security Holders, Customers, Suppliers, Competitors and Employees

Company Personnel shall deal honestly, fairly and ethically with all of Energy Fuels’ security holders, customers, vendors, suppliers, competitors and employees. In all such dealings, Company Personnel shall comply with all laws, rules and regulations and not take any actions that would bring into question the integrity of Energy Fuels or any of its Directors, officers or employees.

All Company Personnel shall ensure that Energy Fuels’ assets are used for legitimate business purposes only and that all transactions shall be made exclusively on the basis of price, quality, service and suitability to Energy Fuels’ needs.

Energy Fuels shall only deal with vendors, suppliers and contractors who comply with all applicable legal requirements and Energy Fuels’ published standards and policies, including this Code, the Vendor Code of Conduct, and those policies relating to health and safety, environmental protection, sustainability, anti-corruption/integrity, and workplace rights.

Agreements with Agents, Consultants and Contractors

Agreements with agents, consultants and contractors must include terms requiring compliance with applicable laws, regulations, and, where applicable, this Code and the Vendor Code of Conduct. These terms must also provide for remedies, up to and including termination, for failure to so comply.

6. Conduct with Respect to Health, Safety, the Environment and Sustainability

Health and Safety

Energy Fuels is committed to making the work environment safe, secure and healthy for its employees and others and complies with all applicable laws and regulations relating to worker health and safety. Energy Fuels expects each Director, officer, and employee to promote a positive working environment for all and to comply with Energy Fuels’ policies concerning health and safety matters. Whenever issues of safety conflict with other corporate objectives, safety must be the first consideration. Company Personnel shall immediately report any unsafe or hazardous conditions or materials, injuries and accidents connected with Energy Fuels’ business and any activity that compromises one’s security to their supervisor.

Company Personnel must not possess or use, buy or sell illegal drugs or report for work under the influence of such drugs, marijuana, or alcohol, and must comply with all related internal policies. All threats or acts of physical violence or intimidation are prohibited. For further information, please see the specific safety manuals and procedures applicable to the Company’s various areas of operations.

Environmental Protection and Sustainability

Energy Fuels is committed to operating its facilities in a manner that respects its community, the environment and the principles of sustainable development above all else.

The Company’s Environment, Health, Safety and Sustainability Policy addresses these commitments in more detail. All levels of management and all employees are responsible for compliance with the Environment, Health, Safety and Sustainability Policy within their areas of responsibility.

7. Conduct within the Workplace

Respect for Our Employees

The Company’s employment decisions will be based on business-related factors, such as job performance and individual skills and talents. Energy Fuels requires adherence to all applicable federal, state and provincial employment laws. In addition, Energy Fuels prohibits discrimination in any aspect of employment based on race, color, appearance, religion, sex, gender, sexual orientation, gender identity or gender expression, political opinion, national origin, ethnicity, disability or age (collectively, “Diversity”), within the meaning of applicable laws.

Abusive or Harassing Conduct Prohibited

Energy Fuels and its Company Personnel shall treat each other with professional courtesy and respect at all times and specifically must not subject any other employee to any abusive, harassing or bullying behavior, including unwelcome sexual advances, requests for sexual favors, verbal or physical conduct which might be construed as sexual or harassing in nature, inappropriate comments based on a Diversity factor, or other non-business personal comments or conduct that makes others uncomfortable. Any employee believing they have been subjected to or witnessed such behavior should immediately advise their supervisor and the CLO or the head of Human Resources of the incident. The incident shall be thoroughly investigated and documented with appropriate action taken. If Company Personnel are not comfortable reporting such behavior to their supervisor, the CLO or the head of Human Resources, they can make a report under, as applicable, the Company’s Whistleblower Standard or the Company’s Divisional Whistleblower Standard for conduct relating to Base Resources Limited and its subsidiaries. Both Standards provide channels for anonymous reporting.

Privacy

Energy Fuels (and third parties who may be authorized by Energy Fuels) collects and maintains personal information that relates to each employee’s employment, including compensation, medical and benefit information. Energy Fuels follows procedures and applicable laws in relation to the collection, storage and use of such information. Employee personal information will only be released to outside parties in accordance with Energy Fuels’ policies and applicable legal requirements. Employees who have access to personal information must ensure that personal information is not used, processed or disclosed in violation of Energy Fuels’ policies or practices or applicable laws.

8. Administration of this Code

Periodic Review by Board

This Code has been adopted by the Board and will be reviewed on an annual basis by the Audit Committee and the Board and amended or supplemented as needed.

Compliance with this Code and Reporting of Any Illegal or Unethical Behavior

Company Personnel are expected to comply with all provisions of this Code. This Code will be strictly enforced. Violations will be dealt with immediately and may include corrective and/or disciplinary action, up to and including termination of employment. Violations of this Code that involve unlawful conduct will be reported to the appropriate authorities, as appropriate.

Energy Fuels requires all Company Personnel to report promptly any actual or suspected violation of this Code. However, situations that may involve a violation of ethics, laws, or this Code may not always be clear and may require a difficult judgment call. Officers or employees who need to report an actual or suspected violation of this Code, or who have concerns or questions about potential violations of laws, rules or regulations, or of this Code, should report them to the CLO (or head of Human Resources where the CLO is the subject of the report). In the case of reports by Directors, they shall be made directly to the Chair of the Audit Committee except to the extent raised by or pertaining to the Chair of the Audit Committee, in which case the report should be made directly to the Chair of the Board. Promptly upon receipt of any such report, the Audit Committee Chair shall bring the matter to the attention of the Chair of the Board (except where the subject of the report). Any concern under this Code, as well as any concerns that involve accounting, internal controls and auditing matters, may also be reported by employees on a confidential and anonymous basis under, as applicable, the Company’s Whistleblower Standard or the Company’s Divisional Whistleblower Standard for conduct relating to the Company’s operations in Australia, Kenya or Madagascar.

Following receipt of such reports, the CLO Chair of the Audit Committee or Chair of the Board (as the case may be) will investigate each matter and report its findings to the Audit Committee. Notwithstanding the foregoing, matters of fraud, bribery and corruption shall be escalated to, and have direct executive oversight from, the CEO and CLO, unless the matter involves the CEO and/or CLO, in which case it shall be overseen by the Chair of the Audit Committee and the next highest ranking executive officer (which may be the CEO or CLO to the extent not involved). The Audit Committee will have primary authority and responsibility for the enforcement of this Code, subject to the supervision of the Board. Reports made under the Company’s Whistleblower Standard or the Company’s Divisional Whistleblower Standard for conduct relating to the Company’s operations in Australia, Kenya and Madagascar will be investigated in the manner set out in the relevant document.

Open communication of issues and concerns without fear of retribution or retaliation is vital to the successful implementation of this Code. Therefore, Energy Fuels will tolerate no retaliation for reports or complaints regarding suspected violations of this Code that were made in good faith.

Waivers and Amendments

Prior written approval by the Board is required for any waivers from this Code that are for the benefit of Energy Fuels’ Directors or executive officers (for purposes of this Code, Energy Fuels’ CEO, CFO, CLO, COO, Executive Vice Presidents and Senior Vice Presidents, and persons performing similar functions). Any waivers for all other employees shall be granted exclusively by the CEO or by any other executive officer as may be designated by the Audit Committee and shall be in writing and signed by the authorizing executive officer. Material amendments to, or waivers of, the provisions in this Code will be promptly publicly disclosed in accordance with applicable laws and regulations. Notwithstanding the foregoing, waivers to this Code may not be made to the extent the waived action is illegal pursuant to applicable law.

Distribution of this Code and Acknowledgment by Company Personnel

This Code will be accessible on the Company’s website and otherwise made available to all Company Personnel.

It is the responsibility of all Company Personnel to understand and comply with this Code and, at the commencement of their employment or engagement by the Company, all Company Personnel are required to sign an acknowledgement in the form attached as Exhibit “A” to this Code. Annually, thereafter, all Employees at the manager level and above are required to provide an acknowledgement in the form attached as Exhibit “B” to this Code. The Company will take such disciplinary action as deemed appropriate with respect to any breach of any representation in that acknowledgement.

Affirmation by Directors and Officers

At the time of each annual meeting of shareholders, the Directors and officers of Energy Fuels will affirm their compliance with this Code in writing.

Exhibit A
Acknowledgement of Receipt and Understanding
for NEW Company Personnel

I, (insert name) __________________ hereby acknowledge having read the Energy Fuels Code of Business Conduct and Ethics (the “Code”) and the Anti-Bribery and Anti-Corruption Policy (the “Policy”). I fully understand the Code and Policy’s respective provisions and will comply with the Code and Policy at all times and in all respects.

___________________ __________________
Name Date

Exhibit B
Annual Acknowledgment and Understanding for
EXISTING Company Personnel

I, (insert name)____________________ hereby acknowledge having read the Energy Fuels Code of Business Conduct and Ethics (the “Code”) and the Anti-Bribery and Anti-Corruption Policy (the “Policy”) and I fully understand each of their provisions. I have not violated the provisions of the Code or the Policy and, after due inquiry, am not aware of any violations of the Code or the Policy by other persons within my area of responsibility. I will comply with the Code and Policy at all times and in all respects.

___________________ __________________
Name Date